March 13, 2019

Daniel Sobolewski
Interim Chief Executive Officer
MOJO DATA SOLUTIONS, INC.
224 Datura Street, Suite 1015
West Palm Beach, Florida 33401

       Re: MOJO DATA SOLUTIONS, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed September 6, 2018
           File No. 333-175003

Dear Mr. Sobolewski:

       We issued comments on the above captioned filing on December 27, 2018. On January
30, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

     Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Bill
Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Consumer
Products